UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 19, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Loan Facility Agreement

On September 19, 2016, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a loan agreement (the “Loan Facility Agreement”) to which Navios Acquisition provided a secured loan facility of up to $70.0 million to Navios Holdings (the “Loan Facility”). The Loan Facility bears interest of 8.75%, compounded semi-annually and is secured by (1) all of Navios Holdings’ interest in Navios Acquisition, composed of 65,301,220 shares of common stock and 1,000 preferred shares (convertible into 7,676,000 shares of common stock) and (2) 78.5% of Navios Holdings’ interest in Navios South America Logistics, Inc. (“Navios Logistics”) composed of 10,021 shares representing a majority of the shares outstanding of Navios Logistics. Interest will accrue and be payable upon the maturity of the Loan Facility.

The proceeds from the Loan Facility will be used by Navios Holdings for working capital and for the repurchase of debt and/or equity securities.

Navios Holdings may prepay the Loan Facility at any time prior to November 15, 2018. Navios Holdings may at any time permanently terminate the Loan Facility in full, or from time to time, permanently reduce, the Loan Facility in part.

A 1% fee was payable on the closing.

Hanjin Receivership

On August 31, 2016, Hanjin Shipping Co. Limited (“Hanjin”) filed for receivership, which is reorganization under South Korean bankruptcy law. Navios Holdings had one vessel of its core fleet chartered out to Hanjin at a daily net rate of $29,365 until the fourth quarter of 2020. The contract for the vessel has been terminated and the vessel will be chartered out upon completion of her current voyage. The Company will file claims for all unpaid amounts by Hanjin in respect of the employment of the vessel in the corporate rehabilitation proceedings. The Company is unable to determine or predict its ultimate recovery, if any, on those claims.

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statements on Form S-8, File No. 333-147186 and 333-202141 and the Company’s Offer to Exchange and Consent Solicitation Statement dated September 19, 2016 filed as Exhibit (a)(1)(A) to its Schedule TO filed on September 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: September 19, 2016